Filed by VINA Technologies, Inc. (Commission File No. 000-31903)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: VINA Technologies, Inc.
(Commission File No.: 000-31903)

[The following are questions and answers disseminated by Larscom Incorporated and VINA Technologies, Inc. beginning on March 18, 2003.]

Frequently Asked Questions

Larscom Inc. and VINA Technologies Merger

Financial related questions

Q.     Why are you merging? Why are you merging now?

A.     There are many reasons that make this a positive union:

         There is a strong market opportunity

•	Broadband access market is one of the more promising segments in the telecom industry today and there is an opportunity for leadership.

•	We believe that consolidation in the segment is inevitable, and we want to take a leadership position

         Together, we can reach economies-of-scale to better serve our customers

•	Broader product line for our enterprise and carrier customers

•	Leverage synergies that are expected to allow us to be in a position to reach profitability within a year

•	Complementary channels and opportunity to cross sell solutions

•	An increased capability to accelerate the pace of innovation of next generation broadband access solutions

Q.     When will the merger be complete?

A.     We expect the merger to be completed during the next quarter.

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Q.     What is the structure of the deal?

A.     The deal is structured as a merger that represents a “stock for stock” tax free exchange.

•	Once completed, Larscom stockholders will own approximately 53% of the new company, and VINA stockholders will own approximately 47%

•	The transaction has been approved by both boards

•	VINA stockholders will receive 0.2659 shares of Larscom for every VINA share they own

Q.     What happens to Larscom and VINA if, after announcing our intention to merge, the deal falls through?

A.     We fully expect the deal to receive approval to meet all of the closing conditions, but if for some reason we do not, then both companies are prepared to continue with their separate strategies for success.

Q.     What are the major legal milestones of the whole process?

A.     The completion of the merger depends on the satisfaction or waiver of a number of conditions, including:

•	Approval by the stockholders of Larscom of the issuance of shares pursuant to the merger agreement

•	Approval of the merger and the merger agreement by the stockholders of VINA

•	The effectiveness of the registration statement relating to the shares of Larscom common stock to be issued in the merger

Q.     What are the combined revenues of the combined company?

A.     Based on a pro-forma basis, for the twelve months ended December 31, 2002, the combined company would have had revenues of $48.6 million.

Q.     What do you think the revenues of the combined company will be for 2003?

A.     At this point, we are not prepared to provide guidance.

Q.     How many shares of Larscom will be issued, and what will be the total number of shares outstanding upon completion of the merger?

A.     The company expects to implement a reverse stock split immediately prior to the merger. Without giving effect to the reverse stock split and based upon VINA’s capitalization as of March 14, 2003, 16,536,302 new shares of Larscom common stock

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will be issued and the total outstanding common stock shares after completion of the merger will be 35,403,597.

Q.     Are there any conditions that would allow you to refigure the exchange ratio?

A.     The exchange ratio is fixed and there is not a collar.

Q.     How was the exchange ratio determined?

A.     The parties negotiated the exchange ratio based on a number of factors. The Board of Directors of Larscom and VINA each unanimously approved the terms and believe that the exchange ratio is fair to their stockholders from a financial point of view.

Q.     Who will run the new company and what will it be called?

A.     The new company will be called Larscom Incorporated and run by Daniel L. Scharre, the current President & CEO of Larscom.

•	The management team will be comprised of members from both companies and will be announced prior to the close of the transaction.

•	The resulting team will have extensive industry expertise and management experience uniquely qualified to scale the company and meet new market opportunities.

Q.     Why will the new company’s name be Larscom?

A.     The Larscom brand is well established in the marketplace and associated with quality solutions for the Enterprise and the Carrier market. And given the new company’s focus is on reaching profitability and product development, there is significant expense associated with re-branding, which we believe is not necessary at this time.

Q.     What is Mike West’s role in the new company?

A.     Mike will be a valuable asset to the new company. He will serve on the Board of Directors.

Q.     Where will the new company be headquartered?

A.     The new company will be located in Silicon Valley, CA.

Q.     What is the make-up of the board?

A.     The new board will be comprised of nine members – five will be designated by Larscom and four designated by VINA.

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Q.     What is the merged entity’s mission?

A.     To simplify enterprise broadband access by

a.	Single vendor solution for high-speed data, and integrated voice and data services;

b.	Delivering high-quality, high-reliability solutions that are easy to install and manage

c.	Improving the cost-efficiencies of broadband access by increasing ROI

d.	Allowing customers to leverage existing network investments with scalable solutions that support incremental growth

Q.     How does this affect the companies’ ability to achieve profitability?

A.     The business combination increases our timeline to profitability, which we expect to reach within a year.

Q.     How does this affect other company locations and offices?

A.     We will consolidate our headquarters facilities to a single location in the Silicon Valley. There is no current plan to close down any development sites/locations. As we move through the integration process, we will continue to look for where we can achieve other efficiencies of operation.

Q.     Like many vendors, Larscom and VINA have seen several quarters of flat or declining revenue. How will merging improve your ability to sell more products and increase revenues?

A.     We believe there are inherent synergies between the companies’ product lines, channels, customers, and operations that will allow us to create upside through cross selling solutions, operational savings, and acceleration of new product introductions.

Q.     How will the merger improve your financial condition?

A.     By combining our organizations, we will have a stronger balance sheet, with approximately $22.8 million in pro forma cash, cash equivalents and short-term investments net of debt at year-end 2002. On a joint basis, we believe that our cash position and effective cash management going forward will better enable us to fund our marketing, R&D, and sales activities.

Q.     Will there be any additional mergers or acquisitions?

A.     In the near term our focus is on making this merger successful by achieving profitability. However, the combined company is open to opportunities for consolidation that would benefit our stockholders and customers.

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Product related questions

Q.     What product and technology synergies do you hope to achieve by this merger?

A.     Larscom is a leader in high-speed data solutions and inverse multiplexing. Larscom products include SONET multiplexers and terminals, inverse multiplexers that bond T1 lines together to deliver higher bandwidth, CSU/DSUs, and multi-service delivery platforms for ATM and MFR. VINA is a leader in customer premise and central office equipment for integrated voice-data access over T1. By combining our product lines, we can offer customers a single-vendor pathway that incorporates SONET, IP and TDM solutions, and which includes low-speed data, integrated voice and data, and high-speed data at rates from T1 on up to OC-3/STM-1 and the solution set carriers are looking to deliver.

Q.     Are you anticipating cutting or merging any product lines?

A.     We currently plan to continue to sell and support the existing products from both companies. However, as part of the integration process, we will examine our R&D efforts and focus, to both optimize the synergies between the two companies, and to ensure that we have the right solution set going forward for our customers.

Q.     Do you have a combined product roadmap?

A.     A comprehensive product roadmap and vision will be announced after the close of the transaction.

Sales/Channel related questions

Q.     Is there any channel conflict between the two companies?

A.     No, there are no direct channel conflicts as a result of this merger. In fact, due to the synergies between products and customer sets, we expect to leverage the existing “enterprise” channels of Larscom to sell VINA’s CPE products directly to the enterprise customer, and to leverage VINA’s existing established relationships with the carriers to broaden the sales opportunity for Larscom’s products.

Q.     How do you think your customers will react to the news?

A.     We believe our customers will look favorably on this news, because they will have a single vendor who can work with them on all their Broadband Access needs, regardless of the size of the enterprise or carrier. In addition, it means they have the assurance of continuing support over the long term and introductions of attractive new products from a vendor they know and trust.

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Q.     What affect will this have on existing OEM relationships?

A.     We do not anticipate that this will affect our existing OEM relationships, and in fact, we anticipate that we’ll be able to expand the suite of products covered by those agreements.

Employee/Organization related questions

Q.     If this deal goes through, will there be layoffs?

A.     The two companies will continue to operate as two separate organizations for the next several months. During this time, we will outline an integration process that will help the combined company create economies-of-scale. We will work to keep everyone informed as the integration process progresses.

Q.     If my position is eliminated, can I apply for other positions?

A.     If there are open positions as a result of this merger, all employees of the combined company will have the opportunity to apply.

Q.     Will there be a severance package for those whose positions are eliminated?

A.     This will be determined as part of the integration process.

Q.     How and when will personnel decisions be made?

A.     The executive team will be working with the integration teams on all matters related to the merger, including personnel issues.

Q.     What will happen to my benefits?

A.     The integration team will work through the benefit plans, and determine what solution is in the best interest of the employees and the new company.

Q.     What happens to my stock options?

A.     The stock option agreements are different for each company. Details will be provided by HR.

Q.     What’s the timeline for integration?

A.     The integration team will be developing strategies and timelines for combining the two companies.

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Q.     Will there be a post merger salary review?

A.     Yes. As part of the integration process all compensation packages, stock options, and benefits will be reviewed.

Q.     How many employees does the combined company have?

A.     The combined employee count currently is approximately 150 people.

Q.     How many employees will the company have when the merger is complete?

A.     We will be outlining an integration process that will help the combined company create economies of scale. We will work to keep everyone informed as the integration process progresses.

Q.     Will you maintain separate sales forces, or will you merge them?

A.     In the interim period before the close of the deal, we will maintain separate sales forces and activities. However, after the close we will consolidate sales forces to provide the highest possible support for our customers.

Q.     What will happen to customer support? Will you consolidate that function?

A.     In the interim period before the close of the deal, we will maintain separate support organizations and activities. However, after the close we will consolidate support teams to provide the highest possible service to our customers.

Q.     Do you anticipate this deal affecting our stock price?

A.     We can not speculate on our stock price, but the intent of this merger is to create value for our employees, customers, and stockholders.

Q.     How would you describe the cultures of the two companies, and will they integrate well together?

A.     The two companies have very similar cultures, core values, and management philosophies, and we believe will integrate very well.

Q.     What impact will the merger have on the manufacturing organizations of the two companies?

A.     We believe there are synergies and economies-of-scale that can be achieved by combining our manufacturing operations. This will be investigated as part of the integration process.

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Additional Information and Where to Find It

     Larscom plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and VINA and Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Larscom and VINA concerning the proposed merger transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when it becomes available and any other relevant documents filed with the SEC because they will contain important information about Larscom, VINA, the merger and related matters. Investors and security holders will be able to obtain the documents free of charge at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by VINA free of charge by requesting them in writing from Bruce Todd, or by telephone at 510-771-3307. You may obtain documents filed with the SEC by Larscom free of charge by requesting them in writing from Mary Camarata, or by telephone at 408-941-4224.

     In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Larscom and VINA file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Larscom and VINA at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Larscom’s and VINA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Interest of Certain Persons in the Merger

     VINA and Larscom will be soliciting proxies from the stockholders of VINA and Larscom in connection with the merger and issuance of shares of Larscom common stock in the merger. In addition, the respective directors and executive officers of VINA and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of VINA is set forth in the proxy statement for VINA’s 2002 annual meeting of stockholders. Information about the directors and executive officers of Larscom is set forth in the proxy statement for Larscom’s 2002 annual meeting of stockholders. The directors and executive officers of Larscom and VINA have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of VINA and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential employment relationships, potential membership on the Larscom Board of Directors, option and stock holdings and indemnification.

Safe Harbor Statement

Except for the historical information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might

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not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of VINA, including its annual report on Form 10-K for the year ended December 31, 2002, and in the SEC reports of Larscom, including its annual report on Form 10-K for the year ended December 31, 2002. These forward-looking statements speak only as of the date hereof. VINA and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.

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